"Exemption No. 82-3998"

Press Release

ORKLA

www.orkla.com

02055416

P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla...

Contact persons:
Anders Berggren, Porfolio Manager, tel. +47 22 54 40 00
Ole Kristian Lunde, SVP Corporate Communications, tel +47 22 54 44 31

Date: **14.10.2002**

Orkla sells 1.5 million Elkem-shares

In the after-trade session on Friday 11 October 2002 Orkla sold 1.5 million Elkem-shares to Folketrygdfondet (The National Insurance Scheme Fund) at a price of NOK 177 per share. After this transaction Orkla holds 36.6% of Elkem.

The sale has been carried out in order to defend Orkla's total financial investment in Elkem.